UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vanguard Health Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

922036 207

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 922036 207	Page 2 of 26 Pages

1.	Name of Reporting Persons: Charles N. Martin, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 3,687,517
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): IN

13G

CUSIP No. 922036 207	Page 3 of 26 Pages

1.	Name of Reporting Persons: Charles N. Martin, Jr. 2012 Irrevocable Grantor Retained Annuity Trust U/A/D May 24, 2012
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 154,892
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): OO

13G

CUSIP No. 922036 207	Page 4 of 26 Pages

1.	Name of Reporting Persons: Charles N. Martin, Jr. 2011 Irrevocable Grantor Retained Annuity Trust U/A/D March 15, 2011
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 62,471
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): OO

13G

CUSIP No. 922036 207	Page 5 of 26 Pages

1.	Name of Reporting Persons: 2012 Martin Children’s Irrevocable Trust U/A/D November 7, 2012
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 793,900
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): OO

13G

CUSIP No. 922036 207	Page 6 of 26 Pages

1.	Name of Reporting Persons: Martin Children’s Irrevocable Trust U/A/D February 21, 2007
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 79,091
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): OO

13G

CUSIP No. 922036 207	Page 7 of 26 Pages

1.	Name of Reporting Persons: Joseph D. Moore
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 983,099
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): IN

13G

CUSIP No. 922036 207	Page 8 of 26 Pages

1.	Name of Reporting Persons: Phillip W. Roe
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 674,033
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): IN

13G

CUSIP No. 922036 207	Page 9 of 26 Pages

1.	Name of Reporting Persons: Keith B. Pitts
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 1,623,191
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): IN

13G

CUSIP No. 922036 207	Page 10 of 26 Pages

1.	Name of Reporting Persons: Alan G. Thomas
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 603,606
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): IN

13G

CUSIP No. 922036 207	Page 11 of 26 Pages

1.	Name of Reporting Persons: James H. Spalding
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 262,872
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): IN

13G

CUSIP No. 922036 207	Page 12 of 26 Pages

1.	Name of Reporting Persons: 2008 Kent H. Wallace Trust, U/A/D October 10, 2008
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 493,874
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): OO

13G

CUSIP No. 922036 207	Page 13 of 26 Pages

1.	Name of Reporting Persons: Reginald M. Ballantyne III
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 251,587
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): IN

13G

CUSIP No. 922036 207	Page 14 of 26 Pages

1.	Name of Reporting Persons: Bruce F. Chafin
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 300,400
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): IN

13G

CUSIP No. 922036 207	Page 15 of 26 Pages

1.	Name of Reporting Persons: Thomas M. Ways
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 46,184,929
	7.	Sole Dispositive Power: 215,352
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 46,184,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 58.4%
12.	Type of Reporting Person (See Instructions): IN

Item 1.	(a). Name of Issuer Vanguard Health Systems, Inc. (the “Company”)

(b). Address of Issuer’s Principal Executive Offices: 20 Burton Hills Boulevard, Suite 100, Nashville, Tennessee 37215

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

(i) Charles N. Martin, Jr. c/o Vanguard Health Systems, Inc. 20 Burton Hills Boulevard, Suite 100 Nashville, Tennessee 37215 Citizenship: United States

(ii) Charles N. Martin, Jr. 2012 Irrevocable Grantor Retained Annuity Trust U/A/D May 24, 2012

c/o Vanguard Health Systems, Inc.

20 Burton Hills Boulevard, Suite 100

Nashville, Tennessee 37215

Citizenship: Tennessee

(iii) Charles N. Martin, Jr. 2011 Irrevocable Grantor Retained Annuity Trust U/A/D March 15, 2011

c/o Vanguard Health Systems, Inc.

20 Burton Hills Boulevard, Suite 100

Nashville, Tennessee 37215

Citizenship: Tennessee

(iv) 2012 Martin Children’s Irrevocable Trust U/A/D November 7, 2012 c/o Vanguard Health Systems, Inc. 20 Burton Hills Boulevard, Suite 100 Nashville, Tennessee 37215 Citizenship: Tennessee

(v) Martin Children’s Irrevocable Trust U/A/D February 21, 2007 c/o Vanguard Health Systems, Inc. 20 Burton Hills Boulevard, Suite 100 Nashville, Tennessee 37215 Citizenship: Tennessee

(vi) Joseph D. Moore c/o Vanguard Health Systems, Inc. 20 Burton Hills Boulevard, Suite 100 Nashville, Tennessee 37215 Citizenship: United States

(vii) Phillip W. Roe c/o Vanguard Health Systems, Inc. 20 Burton Hills Boulevard, Suite 100 Nashville, Tennessee 37215 Citizenship: United States

(viii) Keith B. Pitts c/o Vanguard Health Systems, Inc. 20 Burton Hills Boulevard, Suite 100 Nashville, Tennessee 37215 Citizenship: United States

(ix) Alan G. Thomas c/o Vanguard Health Systems, Inc. 20 Burton Hills Boulevard, Suite 100 Nashville, Tennessee 37215 Citizenship: United States

(x) James H. Spalding c/o Vanguard Health Systems, Inc. 20 Burton Hills Boulevard, Suite 100 Nashville, Tennessee 37215 Citizenship: United States

(xi) 2008 Kent H. Wallace Trust U/A/D October 10, 2008 c/o Vanguard Health Systems, Inc. 20 Burton Hills Boulevard, Suite 100 Nashville, Tennessee 37215 Citizenship: Tennessee

(xii) Reginald M. Ballantyne III c/o Vanguard Health Systems, Inc. 20 Burton Hills Boulevard, Suite 100 Nashville, Tennessee 37215 Citizenship: United States

(xiii) Bruce F. Chafin c/o Vanguard Health Systems, Inc. 20 Burton Hills Boulevard, Suite 100 Nashville, Tennessee 37215 Citizenship: United States

(xiv) Thomas M. Ways c/o Vanguard Health Systems, Inc. 20 Burton Hills Boulevard, Suite 100 Nashville, Tennessee 37215 Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Each Reporting Person is solely responsible for the information provided herein regarding such Reporting Person.

As of December 31, 2012, Charles N. Martin, Jr. directly held 2,161,635 shares of Common Stock (as defined below) and held 435,528 exercisable options to purchase Common Stock. As of December 31, 2012, Charles N. Martin, Jr. 2012 Irrevocable Grantor Retained Annuity Trust U/A/D May 24, 2012, of which Charles N. Martin, Jr. is the trustee, directly held 154,892 shares of Common Stock. As of December 31, 2012, Charles N. Martin, Jr. 2011 Irrevocable Grantor Retained Annuity Trust U/A/D March 15, 2011, of which Charles N. Martin, Jr. is the trustee, directly held 62,471 shares of Common Stock. As of December 31, 2012, the 2012 Martin Children’s Irrevocable Trust U/A/D November 7, 2012, of which Charles N. Martin, Jr. is the indirect beneficial owner, directly held 793,900 shares of Common Stock. As of December 31, 2012, Martin Children’s Irrevocable Trust U/A/D February 21, 2007, of which Charles N. Martin, Jr. is the indirect beneficial owner, directly held 79,091 shares of Common Stock. As of December 31, 2012, Joseph D. Moore directly held 846,044 shares of Common Stock and held 137,055 exercisable options to purchase Common Stock. As of December 31, 2012, Phillip W. Roe directly held 456,821 shares of Common Stock and held 217,212 exercisable options to purchase Common Stock. As of December 31, 2012, Keith B. Pitts directly held 1,326,150 shares of Common Stock and held 297,041 exercisable options to purchase Common Stock. As of December 31, 2012, Alan G. Thomas directly held 434,447 shares of Common Stock and held 169,159 exercisable options to purchase Common Stock. As of December 31, 2012, James H. Spalding directly held 181,835 shares of Common Stock and held 81,037 exercisable options to purchase Common Stock. As of December 31, 201, 2008 Kent H. Wallace Trust U/A/D October 10, 2008 directly held 379,645 shares of Common Stock and held 114,229 exercisable options to purchase Common Stock. As of December 31, 2012, Reginald M. Ballantyne III directly held 224,353 shares of Common Stock and held 27,234 exercisable options to purchase Common Stock. As of December 31, 2012, Bruce F. Chafin directly held 219,363 shares of Common Stock and held 81,037 exercisable options to purchase Common Stock. As of December 31, 2012, Thomas M. Ways directly held 174,838 shares of Common Stock and held 40,514 exercisable options to purchase Common Stock.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 (“Common Stock”)

Item 2(e).	CUSIP Number:

922036 207

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.

Ownership.

(a) Amount beneficially owned:

As of December 31, 2012, each of the Reporting Persons may be deemed to be the beneficial owner of the shares listed on such Reporting Person’s cover page.

(b) Percent of class:

The Quarterly Report on Form 10-Q of the Company for the period ended December 31, 2012, filed on January 31, 2013, indicated that there were 77,501,667 outstanding shares of Common Stock as of January 30, 2013. Based on this number of outstanding shares of Common Stock, plus the 1,600,046 exercisable options held by members of the Management Group, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 58.4% of the total number of outstanding shares of Common Stock.

(c) Number of Shares as to which the Reporting Person has:

Charles N. Martin, Jr.

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

3,687,517

Charles N. Martin, Jr. 2012 Irrevocable Grantor Retained Annuity Trust U/A/D May 24, 2012

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

154,892

Charles N. Martin, Jr. 2011 Irrevocable Grantor Retained Annuity Trust U/A/D March 15, 2011

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

62,471

2012 Martin Children’s Irrevocable Trust U/A/D November 7, 2012

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of: 793,900

Martin Children’s Irrevocable Trust U/A/D February 21, 2007

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

79,091

Joseph D. Moore

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

983,099

(iv) Shared power to dispose or to direct the disposition of:

0

Phillip W. Roe

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

674,033

(iv) Shared power to dispose or to direct the disposition of:

0

Keith B. Pitts

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

1,623,191

(iv) Shared power to dispose or to direct the disposition of:

0

Alan G. Thomas

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

603,606

(iv) Shared power to dispose or to direct the disposition of:

0

James H. Spalding

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

262,872

(iv) Shared power to dispose or to direct the disposition of:

0

2008 Kent H. Wallace Trust U/A/D October 10, 2008

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

493,874

Reginald M. Ballantyne III

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

251,587

(iv) Shared power to dispose or to direct the disposition of:

0

Bruce F. Chafin

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

300,400

(iv) Shared power to dispose or to direct the disposition of:

0

Thomas M. Ways

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

46,184,929

(iii) Sole power to dispose or to direct the disposition of:

215,352

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Each of the Blackstone Funds, the MSCP Funds and the Management Group listed below (collectively, the “Shareholder Parties”) is a party to the 2011 Stockholders’ Agreement of Vanguard Health Systems, Inc., dated as of June 21, 2011, as amended (the “Shareholders Agreement”). Given the terms of the Shareholders Agreement, each of the Shareholder Parties and certain of their respective affiliates may be deemed to be a member of a group that may be deemed to beneficially own the aggregate 46,184,929 shares of Common Stock, including 1,600,046 exercisable options held by members of the Management Group, subject to the Shareholders Agreement.

The Blackstone Funds

Blackstone FCH Capital Partners IV L.P.

Blackstone Health Commitment Partners L.P.

Blackstone Capital Partners IV-A L.P.

Blackstone Family Investment Partnership IV-A L.P.

Blackstone FCH Capital Partners IV-A L.P.

Blackstone FCH Capital Partners IV-B L.P.

Blackstone Health Commitment Partners-A L.P.

The MSCP Funds

Morgan Stanley Capital Partners III, L.P.

Morgan Stanley Capital Investors, L.P.

MSCP III 892 Investors, L.P.

Morgan Stanley Dean Witter Capital Partners IV, L.P.

Morgan Stanley Dean Witter Capital Investors IV, L.P.

MSDW IV 892 Investors, L.P.

The Management Group

Charles N. Martin, Jr.

Charles N. Martin, Jr. 2012 Irrevocable Grantor Retained Annuity Trust U/A/D May 24, 2012

Charles N. Martin, Jr. 2011 Irrevocable Grantor Retained Annuity Trust U/A/D March 15, 2011

2012 Martin Children’s Irrevocable Trust U/A/D November 7, 2012

Martin Children’s Irrevocable Trust U/A/D February 21, 2007

Joseph D. Moore

Phillip W. Roe

Keith B. Pitts

Alan G. Thomas

James H. Spalding

2008 Kent H. Wallace Trust, U/A/D October 10, 2008

Reginald M. Ballantyne III

Bruce F. Chafin

Thomas M. Ways

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
CHARLES N. MARTIN, JR.

CHARLES N. MARTIN, JR. 2012 IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST U/A/D MAY 24, 2012

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
Name: Charles N. Martin, Jr.
Title: Trustee

CHARLES N. MARTIN, JR. 2011 IRREVOCABLE GRANTOR RETAINED ANNUITY TRUST U/A/D MARCH 15, 2011

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
Name: Charles N. Martin, Jr.
Title: Trustee

2012 MARTIN CHILDREN’S IRREVOCABLE TRUST U/A/D NOVEMBER 7, 2012

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
Name: Les Wilkinson
Title: Trustee

MARTIN CHILDREN’S IRREVOCABLE TRUST U/A/D FEBRUARY 21, 2007

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
Name: Les Wilkinson
Title: Trustee

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
JOSEPH D. MOORE

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
PHILLIP W. ROE

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
KEITH B. PITTS

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
ALAN G. THOMAS

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
JAMES H. SPALDING

2008 KENT H. WALLACE TRUST U/A/D OCTOBER 10, 2008

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
Name: Kent H. Wallace
Title: Trustee

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
REGINALD M. BALLANTYNE III

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
BRUCE F. CHAFIN

/s/ John J. Faldetta, Jr., as Attorney-in-Fact
THOMAS M. WAYS

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of February 14, 2013, by and among Charles N. Martin, Jr.; Charles N. Martin, Jr. 2012 Irrevocable Grantor Retained Annuity Trust U/A/D May 24, 2012; Charles N. Martin, Jr. 2011 Irrevocable Grantor Retained Annuity Trust U/A/D March 15, 2011; 2012 Martin Children’s Irrevocable Trust U/A/D November 7, 2012; Martin Children’s Irrevocable Trust U/A/D February 21, 2007; Joseph D. Moore; Phillip W. Roe; Keith B. Pitts; Alan G. Thomas; James H. Spalding; 2008 Kent H. Wallace Trust, U/A/D October 10, 2008; Reginald M. Ballantyne III; Bruce F. Chafin; and Thomas M. Ways.

Exhibit 2	Power of Attorney of Charles N. Martin, Jr. (incorporated by reference to Exhibit 2 to the Schedule 13G filed by the Management Group on February 14, 2012).

Exhibit 3	Power of Attorney of Charles N. Martin, Jr. 2011 Irrevocable Grantor Retained Annuity Trust U/A/D March 15, 2011 (incorporated by reference to Exhibit 3 to the Schedule 13G filed by the Management Group on February 14, 2012).

Exhibit 4	Power of Attorney of Charles N. Martin, Jr. 2012 Irrevocable Grantor Retained Annuity Trust U/A/D May 24, 2012.

Exhibit 5	Power of Attorney of Martin Children’s Irrevocable Trust U/A/D February 21, 2007 (incorporated by reference to Exhibit 5 to the Schedule 13G filed by the Management Group on February 14, 2012).

Exhibit 6	Power of Attorney of 2012 Martin Children’s Irrevocable Trust U/A/D November 7, 2012.

Exhibit 7	Power of Attorney of Joseph D. Moore (incorporated by reference to Exhibit 6 to the Schedule 13G filed by the Management Group on February 14, 2012).

Exhibit 8	Power of Attorney of Phillip W. Roe (incorporated by reference to Exhibit 8 to the Schedule 13G filed by the Management Group on February 14, 2012).

Exhibit 9	Power of Attorney of Keith B. Pitts (incorporated by reference to Exhibit 10 to the Schedule 13G filed by the Management Group on February 14, 2012).

Exhibit 10	Power of Attorney of Alan G. Thomas (incorporated by reference to Exhibit 11 to the Schedule 13G filed by the Management Group on February 14, 2012).

Exhibit 11	Power of Attorney of James H. Spalding (incorporated by reference to Exhibit 12 to the Schedule 13G filed by the Management Group on February 14, 2012).

Exhibit 12	Power of Attorney of Reginald M. Ballantyne III (incorporated by reference to Exhibit 13 to the Schedule 13G filed by the Management Group on February 14, 2012).

Exhibit 13	Power of Attorney of Bruce F. Chafin (incorporated by reference to Exhibit 14 to the Schedule 13G filed by the Management Group on February 14, 2012).

Exhibit 14	Power of Attorney of Thomas M. Ways (incorporated by reference to Exhibit 15 to the Schedule 13G filed by the Management Group on February 14, 2012).

Exhibit 15	Power of Attorney of 2008 Kent H. Wallace Trust, U/A/D October 10, 2008 (incorporated by reference to Exhibit 16 to the Schedule 13G filed by the Management Group on February 14, 2012).